[LEVI STRAUSS & CO. LETTERHEAD]



VIA FACSIMILE and FEDERAL EXPRESS

August 27, 1999

Seymour Holtzman
Chairman and CEO
Jewelcor Management, Inc.
100 North Wilkes-Barre Blvd., 4th Floor
Wilkes-Barre, PA  18702

       Re:    The Designs, Inc./Levi Strauss & Co. License Agreement

Dear Mr. Holtzman:

       Thank you for your letter of August 16, 1999. You had told me, when you called me on July 29, 1999, that you and perhaps others from your group desired to meet with representatives of Levi Strauss & Co. We assumed you wanted to furnish us with the information we had requested last May, and also try to persuade us to waive our rights under our License Agreement with Designs. I expressed to you LS&CO.'s willingness to participate in such a meeting.

       We advise you, again, that LS&CO. believes the displacement of current Designs directors by Jewelcor nominees falls within Section 19 of the License Agreement. I mention this because your revised proxy materials state then, if and after the Jewelcor nominees are elected, they will seek to have LS&CO. confirm that their election does not fall within Section 19. The nominees already have LS&CO.'s views on that subject, i.e., before the election.

       Finally, though I am reluctant to entertain this sort of diversion, let me say that I am genuinely perplexed by your letter's assertions about "ad hominem comments" and "shoddy business practices." There is nothing, expressed or implied, in my letter that remotely fits that description.

                                   Very truly yours,



                                   /s/ Lauren Miller
                                   Lauren Miller
                                   Vice President, Finance, Business
                                     Development

Cc:    Joel Reichman